UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Worthy Community Bonds, Inc.

(Exact name of issuer as specified in its charter)

Florida	85-1714241
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL 33487
(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should read thoroughly this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

Worthy Community Bonds, Inc., (the “Company,” “we,” “us,” “our,” or “ours”) was incorporated under the laws of the State of Florida on June 30, 2020. Our wholly owned subsidiary Worthy Lending III, LLC (“Worthy Lending III”) was organized as a limited liability company in Delaware on June 22, 2020. We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”) which owns a fintech platform and mobile app (the “Worthy App”) and also owns its proprietary website (collectively the “Worthy Fintech Platform”). On June 30, 2020, we issued 100 shares of our $0.001 per share par value common stock to WFI in exchange for $5,000. WFI is the sole shareholder of the Company’s common stock.

On September 29, 2020, the Company commenced a public offering pursuant to Regulation A (the “Offering”) of $50 million aggregate principal amount of Worthy Community Bonds (the “Worthy Community Bonds”) under the Company’s qualified Offering Statement (File No. 024-11279). On February 26, 2021, the Company completed the Offering. From September 29, 2020, through February 26, 2021, the Company sold approximately $50 million aggregate principal amount of Worthy Community Bonds to 18,914 investors in the Offering.

Our principal executive offices are located at One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, Florida 33487, and our telephone number is (561) 288-8467. Our fiscal year end is December 31st. The information which appears on our websites, or is accessible through our websites, at www.worthybonds.com and www.joinworthy.com are not part of, and is not incorporated by reference into, this Semi-Annual Report on Form 1-SA.

Our business model was centered around providing loans for small businesses, including (i) loans to manufacturers, wholesalers, and retailers primarily secured by inventory, accounts receivable and/or equipment; and (ii) purchase order financing, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

2

A summary of the Company’s loan portfolio as of June 30, 2025, disaggregated by class of financing receivable, are as follows:

	Purchase Order / Trade Financing Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Total

Outstanding June 30, 2025

Loans	$4,200,952	$4,200,952

Allowance for loan losses	$(4,200,952)	$(4,200,952)

Total Loans, net	$-	$-

Percentage of total outstanding loans receivable	100%

Percentage of total outstanding Mortgage loans receivable	N/A

A summary of the Company’s loan portfolio as of December 31, 2024, disaggregated by class of financing receivable, are as follows:

	Purchase Order / Trade Financing Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Total

Outstanding December 31, 2024

Loans	$4,200,952	$4,200,952

Allowance for loan losses	$(4,200,952)	$(4,200,952)

Total Loans, net	$-	$-

Percentage of total outstanding loans receivable	100%

Percentage of total outstanding Mortgage loans receivable	N/A

In October of 2020, we began deploying the funds raised in our Offering in accordance with our business model. The Company, through its wholly owned subsidiary Worthy Lending III, began loaning funds to borrowers.

We also invested some of the cash we had on hand in short-term, low risk, lower return investments, such as bonds, government securities and certificates of deposit and similar insured instruments, and public preferred stock and public equity instruments in an effort to generate sufficient interest on these funds to pay the bond interest pending utilization of the cash to fund loans or other investments with a greater return.

History and Recent Developments

We are a wholly owned subsidiary of WFI. WFI was organized in 2016 to create a “Worthy Community” in an effort to help members achieve financial wellness. WFI formed Worthy Peer Capital, Inc. (“Worthy Peer I”) in 2016. In August 2018, Worthy Peer I formed Worthy Lending, LLC, a Delaware limited liability company, or “Worthy Lending I,” as a wholly owned subsidiary. Following the qualification by the SEC of its offering statement on Form 1-A under SEC File No. 024-10766, from January 2018 through March 17, 2020, Worthy Peer I sold approximately $50,000,000 aggregate principal amount of renewable bonds to 12,285 investors in in its offering.

In October 2019, WFI formed Worthy Management Inc. (“Worthy Management”), Worthy Peer Capital II, Inc. (“Worthy Peer II”) and its subsidiary Worthy Lending II, LLC.

Following the qualification by the SEC of Worthy Peer II’s offering statement on Form 1-A under SEC File No. 024-11150, from March 17, 2020, through October 1, 2020, Worthy Peer II sold approximately $50 million aggregate principal amount of Worthy II Bonds to 17,823 investors in its offering. In March 2020, Worthy Peer Capital II, Inc., a subsidiary of WFI, commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of renewable bonds under a qualified Offering Statement (File No. 024-11150). In March 2020, Worthy Peer Capital II, Inc. began deploying the capital it had raised through sales of its renewable bonds in accordance with its business model. On October 1, 2020, Worthy Peer Capital II, Inc. completed its offering. From March 17, 2020, through October 1, 2020, Worthy Peer Capital II, Inc. sold approximately $50,000,000 aggregate principal amount of renewable worthy bonds to 17,823 investors.

On October 14, 2020, WFI filed an Offering Statement on Form 1-A (File No. 024-11341), as amended, with the SEC for a public offering pursuant to Regulation A of $20,000,000 of its common stock. The offering statement was declared abandoned by the SEC on November 20, 2023

3

On June 30, 2020, we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate. Under the terms of the Management Services Agreement, Worthy Management agreed to provide to the Company certain management services, personnel and office facilities, including all equipment and supplies, that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management. Pursuant to the Management Services Agreement, the Company agreed to reimburse Worthy Management for the costs incurred by Worthy Management in paying for the staff and office expenses for the Company under the Management Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse Worthy Management under the Management Services Agreement.

On September 29, 2020, the Company commenced the Offering of $50 million aggregate principal amount of Worthy Community Bonds under the Company’s qualified Offering Statement (File No. 024-11279). On February 26, 2021, the Company completed the Offering. From September 29, 2020, through February 26, 2021, the Company sold approximately $50 million aggregate principal amount of Worthy Community Bonds to 18,914 investors in the Offering.

On April 9, 2021, WFI formed Worthy Property Bonds, Inc. (“Worthy Property Bonds”) and its wholly-owned subsidiary Worthy Lending V, LLC (“Worthy Lending V”). On June 23, 2021, Worthy Property filed an Offering Statement on Form 1-A (File No. 024-11563), as amended, by Amendment No. 1 filed on August 26, 2021, Amendment No. 2 filed on October 21, 2021, Amendment No. 3 filed on December 17, 2021, and Amendment No. 4 filed on February 28, 2022 with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards. WPB sold $75 million aggregate principal amount of bonds as of December 12, 2024. Effective May 20, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on October 7, 2024.

On February 1, 2023, WFI formed Worthy Property 2 Bonds, Inc. (“Worthy Property Bonds 2”) and its wholly-owned subsidiary Worthy Lending VI, LLC (“Worthy Lending VI”). On April 3, 2023, WPB 2 filed an Offering Statement on Form 1-A (File No. 024-12206), as amended, by Amendment No.1 filed on June 15, 2023 with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards. On April 10, 2023, the Company received a letter from the SEC advising the Company that they do not intend to review the offering statement and they will consider qualifying the offering statement at the Company’s request. WPB sold approximately $43 million aggregate principal amount of bonds as of June 30, 2025. Effective June 21, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on February 7, 2025.

On April 30, 2025, Worthy Community Bonds, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including real estate loans and loans secured by purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Community Bonds, Inc.’s overall loan portfolio. As a result, Worthy Community Bonds, Inc. paused the redemption of outstanding bonds while continuing to accrue interest at 7% until January 2026. $10,127,377 of Worthy Community Bonds at June 30, 2025 are subject to the pause of redemptions. Prior to the pause in redemptions Worthy Community Bonds, Inc. had redeemed $39,623,157 of Worthy Community Bonds. As of June 30, 2025, Worthy Community Bonds, Inc. has redeemed $39,824,696 of Worthy Community Bonds. Worthy Community Bonds, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Community Bonds, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Community Bonds, Inc., to provide capital contributions to Worthy Community Bonds, Inc., from a pending transaction.

4

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $830,000 and $749,000, respectively, for the six months ended June 30, 2025. At June 30, 2025, we had a shareholder’s deficit and accumulated deficit of approximately $12,572,000 and $12,673,000, respectively, and total liabilities exceeded total assets by approximately $12,572,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. The Company has been incurring losses since 2020. In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $154,000 at June 30, 2025. This cash was obtained through the sale of our Worthy Bond and the collection of interest and dividends on our outstanding loans and investments.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Results of Operations

Six Months Ended June 30, 2025

On February 26, 2021, the Company completed its Offering. From September 29, 2020, through February 26, 2021, the Company sold approximately $50 million aggregate principal amount of Worthy Community Bonds to 18,914 investors.

Commencing in October 2020, the Company, through its wholly owned subsidiary Worthy Lending III, began loaning funds directly to borrowers.

Operating Revenue

Operating revenue which primarily included interest on loans receivable were $0 for the six months ended June 30, 2025, versus $14,737 for the six months ended June 30, 2024.

Cost of Revenue

Cost of revenue consists of interest expense on bonds of $442,676 for the six months ended June 30, 2025. Interest expense on bonds for the six months ended June 30, 2024, was $552,874 and our recovery for loan losses was ($15,965). The decrease of $110,198 in interest expense on bonds is the direct result of less bonds outstanding at June 30, 2025 versus June 30, 2024. The decrease of $15,965 in our provision/(recovery) for loan losses is due to a decrease in our loan loss allowance on our loans receivable held for investment at June 30, 2025.

Operating Expenses

Operating expenses consists of general and administrative expenses of $189,624, which primarily includes approximately $82,000 for professional fees, $17,000 for IT services and $58,000 for Technology fee expense paid to WFI, Compensation and related expenses of $214,061 for the six months ended June 30, 2025. Operating expenses consists of general and administrative expenses of $239,605, which includes approximately $119,000 for professional fees, $22,000 for IT services and $58,000 for Technology fee expense paid to WFI, Compensation and related expenses of $203,443 for the six months ended June 30, 2024.

Other Income (Expense)

For the six months ended June 30, 2025, our net unrealized gains on marketable securities net of losses was $0. Realized (losses) on investments, net of gains was $4,309 for the six months ended June 30, 2025. Interest income and dividends on investments was $12,089 for the six months ended June 30, 2025. For the six months ended June 30, 2024, our net unrealized gains on marketable securities net of losses was $0. Realized (losses) on investments, net of gains was ($1,196) for the six months ended June 30, 2024. Interest income and dividends on investments was $115,909 for the six months ended June 30, 2024.

5

Liquidity and capital resources

At June 30, 2025, we had a total shareholder’s deficit and accumulated deficit of approximately $12,572,000 and $12,673,000. At June 30, 2025 we had cash on hand of approximately $154,000 and total liabilities exceeded total assets by approximately $12,572,000.

We raised approximately $50 million in our Offering.

Our consolidated shareholders’ deficit and accumulated deficit are the result of initial and early-stage sales of bonds (a liability) at a more rapid pace than the proceeds from the sale of bonds could be effectively invested in income generating loans and investments. The combination of interest payable on the bonds, loan loss reserves and operating expenses initially generate working capital deficit.

We have received advances from our parent company WFI, and as of June 30, 2025, WFI had contributed $100,000 of capital to the Company.

Six Months Ended June 30, 2025

Summary of cash flows

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Net cash used in operating activities	$(748,547)	$(732,342)
Net cash provided by investing activities	$1,578,322	$2,221,545
Net cash used in financing activities	$(1,331,063)	$(2,290,281)

In the six months ending June 30, 2025, net cash used in operating activities was used primarily to fund our net loss offset by increased accrued interest. Net cash provided by investing activities for the six months ending June 30, 2025, includes sales of investment securities. Net cash used in financing activities for the six months ending June 30, 2025, primarily includes bond redemptions.

Significant Accounting Policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, the valuation of investments, the estimate of our internal labor-based loan origination costs and estimates of the valuation allowance on deferred tax assets.

6

Revenue Recognition

We recognized revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generated revenue primarily through interest earned on loans outstanding.

We also generated revenue through interest and dividends on investments and realized and unrealized gains on investments, which were all included in other income (expense) in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investments

On June 30, 2020 (inception) the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that fair value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. The Company classifies its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. Debt securities are carried at fair value or amortized cost with unrealized gains or losses recorded as other comprehensive income or loss in equity. Realized gains and losses are included in other income or expense in the consolidated statement of operations on a specific-identification basis.

7

The Company reviews securities that are not measured at fair value for other-than-temporary impairment whenever the fair value of a security is less than the amortized cost and evidence indicates that a security’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

Loans Receivable Held for Investment

Loans held for investment consisted of term loans that require monthly or weekly interest payments. We had both the ability and intent to hold these loans to maturity. When we originated a term loan, the borrower granted us a security interest in its assets which we perfected by publicly filing a financing statement. Loans held for investment were carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable, an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

8

Item 3. Financial Statements.

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

F-1

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	As of
	June 30, 2025	December 31, 2024
ASSETS

Assets
Cash	$154,160	$655,448
Loans receivable held for investment, net of $4,200,952 and $4,200,952 reserve at June 30, 2025 and December 31, 2024, respectively	-	-
Interest receivable net of $81,510 and $81,510 reserve at June 30, 2025 and December 31, 2024, respectively	-	-
Mortgages loans held for investment, net of $0 and $15,800 reserve at June 30, 2025 and December 31, 2024, respectively	-	-
Investments	-	1,578,083
Due from affiliate	104,343	53,132
Total Assets	$258,503	$2,286,663

LIABILITIES AND SHAREHOLDER’S DEFICIT

Liabilities
Bond liabilities	$10,127,377	$11,407,229
Accounts payable	19,727	31,041
Accrued expenses	29,039	29,057
Accrued interest	2,654,726	2,561,978
Total Liabilities	12,830,869	14,029,305

Commitments and contingencies (note 9)

Shareholder’s Deficit
Additional paid-in capital	100,000	100,000
Accumulated other comprehensive income	264	25
Accumulated deficit	(12,672,630)	(11,842,667)
Total Shareholder’s Deficit	(12,572,366)	(11,742,642)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$258,503	$2,286,663

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Loss

	Six months ended June 30, 2025	Six months ended June 30, 2024

Operating Revenue
Interest on loans receivable	$-	$14,737
Loan fees	-	30

Total operating revenue	-	14,767

Cost of Revenue
Interest expense on bonds	442,676	552,874
Provision (recovery) for loan losses	-	(15,965)

Total cost of revenue	442,676	536,909

Gross loss	(442,676)	(522,142)

Operating expenses
General and administrative expenses	189,624	239,605
Compensation and related expenses	214,061	203,443

Total operating expenses	403,685	443,048

Other Income (Expense)
Interest income and dividends on Investments	12,089	115,909
Realized gains (losses) on investments, net	4,309	(1,196)

Total other income (expenses)	16,398	114,713

Net Loss	$(829,963)	$(850,477)

Other comprehensive income (loss):
Unrealized gains (losses) on available for sale debt securities	297,884	297,884
Comprehensive loss	$(532,079)	$(552,593)

Net loss per common share	$(8,299.63)	$(8,504.77)
Weighted average number of shares outstanding	100	100

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholder’s Deficit

For the Six Months Ended June 30, 2025 and Year Ended December 31, 2024

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total

Balance at December 31, 2023	100	$-	$100,000	$7,338	$(10,092,116)	$(9,984,778)

Unrealized gain on available for sale debt securities	-	-	-	(7,313)	-	(7,313)

Net loss	-	-	-	-	(1,750,551)	(1,750,551)

Balance at December 31, 2024	100	-	100,000	25	(11,842,667)	(11,742,642)

Unrealized gain on available for sale debt securities	-	-	-	239	-	239

Net loss	-	-	-	-	(829,963)	(829,963)

Balance at June 30, 2025	100	$-	$100,000	$264	$(12,672,630)	$(12,572,366)

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Six months ended June 30, 2025	Six months ended June 30, 2024

Cash flows from operating activities:
Net loss	$(829,963)	(850,477)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for loan (gain) loss	-	(15,965)
Changes in working capital items:
Interest receivable	-	11,437
Accrued interest	92,748	101,726
Accrued expenses	(18)	(23)
Accounts payable	(11,314)	20,960

Net cash used in operating activities	(748,547)	(732,342)

Cash flows from investing activities:
Purchase of investments	(21,221)	(618,455)
Sale of investments	1,599,543	1,750,000
Loans receivable pay downs	-	1,090,000

Net cash provided by investing activities	1,578,322	2,221,545

Cash flows from financing activities:
Redemption of bonds	(1,279,852)	(2,291,483)
Payments to affiliate	(51,211)	1,202

Net cash used in financing activities	(1,331,063)	(2,290,281)

Net change in cash	(501,288)	(801,078)

Cash at beginning of year	655,448	1,443,935

Cash at end of year	$154,160	$642,857

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$349,928	$451,148
Cash paid for taxes	-	-

Supplemental Non-Cash Investing and Financing Information

Unrealized gains (losses) on available for sale debt securities	$-	4

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Community Bonds, Inc., a Florida corporation, (the “Company,” “WCB”, “we,” or “us”) was founded in June of 2020. Also, in June 2020, the Company organized Worthy Lending III, LLC, a Delaware limited liability company, (“WL III”) as a wholly owned subsidiary of Worthy Community Bonds, Inc. Through WL III, we made primarily secured loans mainly to small business borrowers. We sold Worthy Bonds in $10.00 increments directly through our Worthy Community Bonds website via computer or the Worthy App., to fund our loans to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is December 31st.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $830,000 and $749,000, respectively, for the six months ended June 30, 2025. At June 30, 2025, we had a shareholder’s deficit and accumulated deficit of approximately $12,572,000 and $12,673,000, respectively, and total liabilities exceeded total assets by approximately $12,572,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. The Company has been incurring losses since 2020. In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $154,000 at June 30, 2025. This cash was obtained through the sale of our Worthy Bond and the collection of interest and dividends on our outstanding loans and investments.

On April 30, 2025, Worthy Community Bonds, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including real estate loans and loans secured by purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Community Bonds, Inc.’s overall loan portfolio. As a result, Worthy Community Bonds, Inc. paused the redemption of outstanding bonds while continuing to accrue interest at 7% until January 2026. $10,127,377 of Worthy Community Bonds at June 30, 2025 are subject to the pause of redemptions. Prior to the pause in redemptions Worthy Community Bonds, Inc. had redeemed $39,623,157 of Worthy Community Bonds. As of June 30, 2025, Worthy Community Bonds, Inc. has redeemed $39,824,696 of Worthy Community Bonds. Worthy Community Bonds, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Community Bonds, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Community Bonds, Inc., to provide capital contributions to Worthy Community Bonds, Inc., from a pending transaction.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly owned subsidiary, Worthy Lending III, LLC.

All intercompany accounts and transactions have been eliminated in consolidation.

F-6

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, valuation of investments and estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, investments, loans and mortgage loans receivable, interest receivable, accounts payable, accrued expenses, accrued interest and bond liabilities. The carrying amount of these financial instruments approximate fair value due to length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

F-7

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

Fair value measurements at the end of the reporting period using:

	December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements:

Available for sale debt securities
Treasury Bills	$1,177,085	$1,177,085	$-	$-
Government Bonds	399,135	399,135	-	-
Asset backed securities	1,863	1,863	-	-
Total available for sale securities	1,578,083	1,578,083	-	-

Total recurring fair value measurements	$1,578,083	$1,578,083	$-	$-

Investments

On June 30, 2020 (inception) the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations002E

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities held to maturity are carried at amortized cost and unrealized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations and comprehensive (loss) income on a specific-identification basis.

As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that may require periodic interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates. Included in loans held for investment are direct loans and loans obtained through originators.

F-8

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the allowance for loan losses, an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivables are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment. When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

F-9

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

Revenue Recognition

We recognized revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generated revenue primarily through loan interest earned on loans outstanding.

We also generated revenue through interest and dividends on investments and realized and unrealized gains on investments, which were included in other income (expense) in the statement of operations.

Allocation of expenses Incurred by Affiliate on Behalf of the Company

During 2025 and 2024, costs incurred by our sister company Worthy Management, Inc. (WM) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2023, 2024 & 2025 remain open for audit by the IRS.

F-10

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at June 30, 2025 and December 31, 2024.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

Segment reporting policy

In November 2023, the FASB issued Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the semi- annual period ending June 30, 2025.

The Company’s Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting, defined by the CODM as Secured Lending. The Company’s operations include making loans and collecting interest, all of which are managed centrally.

The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheet as securities held at fair value or at original cost basis. Fair value includes gross unrealized gains, gross unrealized losses, accrued interest, and amortized cost.

The Company typically invests with the primary objective to earn diversified risk-adjusted returns while the corporate bonds, corporate structured notes, structured bank notes, certificates of deposit, asset backed securities, and U.S. treasury securities are intended to mitigate risk and minimize potential risk of principal loss. The Company’s investment policy aims to limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments. The Company also owns debt securities linked to an underlying security or index, which pay interest, typically between 5% and 8%.

During the six months ended June 30, 2025, the Company had $0 unrealized gains included in other comprehensive income and $4,309 of realized gains included in other income (losses). During the year ended December 31, 2024, the Company had unrealized losses of ($7,313) included in other comprehensive income and ($4,959) of realized losses included in other income (losses).

F-11

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

There were no investments at June 30, 2025.

The following is a breakdown of the investments as of December 31, 2024:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities -
Treasury Bills	$1,176,275	$810	$1,177,085	75%
Government Bonds	399,795	(660)	399,135	25%
Asset Backed Securities	1,988	(125)	1,863	0%
Total Investments	$1,578,058	25	$1,578,083	100%

NOTE 6. LOANS RECEIVABLE AND MORTGAGE LOANS HELD FOR INVESTMENT

Loans Receivable

Commencing in October of 2020, the Company, through its wholly owned subsidiary WL III, began loaning funds directly to borrowers and through originators, with small business borrowers based in the United States. In fiscal year 2023, the loans paid interest at varying rates, at approximately 10% annually, where as it ranged fom 9.5% to 18%, annually, in the prior year. The term of the loans generally range six months to two years, with no prepayment penalty and generally pay interest only, until maturity when the principal is due. The loans are secured by the assets of the borrowers. These loans were funded by our bond sales. The Company entered into an amendment and forbearance agreement with one of its borrowers, as of December 31, 2021. This borrower’s loan balance was $4,200,952 and the allowance on this loan was $4,200,952 at June 30, 2025. The amendment and forbearance agreement provides for the Company to not declare an event of default, as the borrower missed payments, prior to the amended agreement. The agreement also provides that the Company receives principal pay downs of approximately $29,000 per week, on a scheduled basis, that we receive interest payments that we were originally entitled to, and we will also receive penalty interest at the end of the term of the agreement. As of December 31, 2022 the borrower was in compliance with the terms of this amendment and forbearance agreement, including being current on all weekly principal payments. As of June 30, 2025, the borrower is not in compliance with the terms of the amendment and forbearance agreement and the Company is in litigation with this borrower. In November of 2022, the Company filed for action pursuant to confession of judgement of the guarantor. In December of 2022, the Company filed a proof of claim pursuant to Chapter 7 bankruptcy filed by the borrower. The Company has accounted for this loan as past due and on non-accrual status as of June 30, 2025, see additional disclosure below.

Mortgage Loans Held for Investment

There were no mortgage loans as of June 30, 2025, and December 31, 2024.

F-12

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

A summary of the Company’s loan portfolio as of June 30, 2025, disaggregated by class of financing receivable, are as follows:

	Purchase Order / Trade Financing Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Total

Outstanding June 30, 2025

Loans	$4,200,952	$4,200,952

Allowance for loan losses	$(4,200,952)	$(4,200,952)

Total Loans, net	$-	$-

Percentage of total outstanding loans receivable	100%

Percentage of total outstanding Mortgage loans receivable	N/A

A summary of the Company’s loan portfolio as of December 31, 2024, disaggregated by class of financing receivable, are as follows:

	Purchase Order / Trade Financing Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Total

Outstanding December 31, 2024

Loans	$4,200,952	$4,200,952

Allowance for loan losses	$(4,200,952)	$(4,200,952)

Total Loans, net	$-	$-

Percentage of total outstanding loans receivable	100%

Percentage of total outstanding Mortgage loans receivable	N/A

F-13

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

	Balance at December 31, 2024	Write-off	Provision for loan loss	Balance at June 30, 2025

Loan Receivable Allowance	$4,200,952	$-	$-	$4,200,952

Interest Receivable Allowance	$81,510	$-	$-	$81,510

Total	$4,282,462	$-	$-	$4,282,462

Our past due loans receivable totaled $4,200,952 at June 30, 2025 and December 31, 2024 and consisted of 1 loan and the Company has reserved $4,200,952 for this loan in the loan loss provision.

At June 30, 2025 and December 31, 2024, the Company had 1 loan receivable past due and on non-accrual status, which was past due by more than 90 days. This loans has a principal balance of $4,200,952 and accrued interest receivable balance of $81,510 at June 30, 2025 and December 31, 2024. We received and recorded $0 of interest income on these loans during the six months ended June 30, 2025, and year ended December 31, 2024. The reserve for loan loss on these loans is $4,200,952 and $81,510 for the accrued interest receivable at June 30, 2025 and December 31, 2024.

The following is an aging analysis of past due loans receivable at June 30, 2025, and December 31, 2024:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by accounts receivable	$-	$-	$-	$4,200,952	$4,200,952	$4,200,952	-
Total	$-	$-	$-	$4,200,952	$4,200,952	$4,200,952	$-

F-14

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

As of June 30, 2025, future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period ended June 30,	Amount
2025	$4,200,952
Thereafter	$-
$4,200,952

As of June 30, 2025 and December 31, 2024, there was 1 loan with a gross balance of $4,200,952, which was required to pay only interest until maturity when the principal was due.

NOTE 7. DUE TO AFFILIATE

On June 30, 2020 we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company Worthy Peer Capital, Inc. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI, Worthy Peer Capital, Inc., Worthy Peer Capital II, Inc., Worthy Property Bonds, Inc., and Worthy Property Bonds 2, Inc. including their subsidiaries.

The initial term of the Management Services Agreement continued until December 31, 2024 and automatically renewed for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

The Company has a receivable from Worthy Management of $104,343 at June 30, 2025. The Company has a receivable from Worthy Management of $53,132 at December 31, 2024.

F-15

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

NOTE 8. BOND LIABILITIES

On September 29, 2020 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months, of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

During the six months ended June 30, 2025 and the year ended December 31, 2024, the Company sold and redeemed Worthy Bonds. The Bonds are renewable at the option of the bond holder, accrue interest at 5.5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has $2,654,726 and $2,561,978 of accrued interest related to these outstanding bonds at June 30, 2025 and December 31, 2024, respectively. The Bond liabilities balance at June 30, 2025 and December 31, 2024 was $ 10,127,377 and $11,407,229, respectively.

A summary of the Company’s bond liabilities activity for the period ended June 30, 2025, is as follows:

Outstanding at December 31, 2024	$11,407,229
Bond issuances	$500
Bond redemptions	$(1,280,352)
Outstanding at June 30, 2025	$10,127,377
Interest expense on bonds	$442,676

A summary of the Company’s bond liabilities activity for the period ended December 31, 2024, is as follows:

Outstanding at December 31, 2023	$15,265,037
Bond issuances	$-
Bond redemptions	$(3,857,808)
Outstanding at December 31, 2024	$11,407,229
Interest expense on bonds	$1,053,372

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

F-16

WORTHY COMMUNITY BONDS, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

NOTE 10. EQUITY

The Company has authorized 100 shares of common stock.

In June of 2020, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 to WFI. During the period ended December 31, 2020, WFI contributed $95,000 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

NOTE 11. RELATED PARTIES

The Company has received capital contributions from its parent company, see note 10. Also, the Company has a management services agreement with an affiliate, see note 7.

On July 1, 2020, the Company entered into a verbal agreement with WFI to pay a license fee to WFI in the amount of $10 per active user per year. In September of 2021 the Company amended the agreement. The amendment changes the terms to $4 per registered user per year and it is now a written agreement. For the six months ended June 30, 2025, and year ended December 31, 2024, the Company incurred license fees of approximately $58,083 and $116,000, respectively, which is included in general and administrative expenses in the consolidated statements of operations and comprehensive loss, pursuant to this agreement.

NOTE 12. CONCENTRATIONS

The loans receivable gross balance at June 30, 2025 and December 31, 2024 of $4,200,952 is due from 1 borrower, of this gross balance 1 borrower constitutes 100% of the total balance.

There were no mortgage loans held for investment at June 30, 2025 and December 31, 2024.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at June 30, 2025 and December 31, 2024. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At June 30, 2025 and December 31, 2024, the aggregate balances were in excess of the insurance and therefore, pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

NOTE 13. SUBSEQUENT EVENTS

Worthy Bond redemptions subsequent to June 30, 2025, through September 18, 2025, were approximately $500. Bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-17

Item 4. Exhibits.

Exhibit No.	Exhibit Description
2.1	Articles of Incorporation. (Incorporated by reference to Exhibit 2.1 of the company’s Form 1-A filed with the SEC on July 24, 2020).
2.2	Bylaws. (Incorporated by reference to Exhibit 2.2 of the company’s Form 1-A filed with the SEC on July 24, 2020).
3.1	Form of Worthy Community Bond. (Incorporated by reference to Exhibit 3.1 of Amendment No. 1 to the company’s Form 1-A filed with the SEC on August 28, 2020).
4.1	Form of Worthy Community Bond Investor Agreement (for cash). (Incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the company’s Form 1-A filed with the SEC on August 28, 2020).
4.2	Form of Worthy Community Bond Subscription Agreement (for Bond Rewards for Eligible Referrals). (Incorporated by reference to Exhibit 4.2 of Amendment No.1 to the company’s Form 1-A filed with the SEC on August 28, 2020).
4.3	Form of Worthy Community Bond Auto-Invest Program information. (Incorporated by reference to Exhibit 4.2 of the company’s Form 1-A filed with the SEC on July 24, 2020).
6.1	Management Services Agreement dated June 30, 2020, by and between Worthy Management, Inc. and Worthy Community Bonds, Inc. (Incorporated by reference to Exhibit 6.1 of the company’s Form 1-A filed with the SEC on July 24, 2020).

9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: September 18, 2025	Worthy Community Bonds, Inc

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, Principal Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Sally Outlaw	Chief Executive Officer, President and Director	September 18, 2025
Sally Outlaw	(Principal Executive Officer)

/s/ Alan Jacobs	Executive Vice President, Chief Operating	September 18, 2025
Alan Jacobs	Officer and Director

/s/ Jungkun (“Jang”) Centofanti	Senior Vice President, Chief Administrative	September 18, 2025
Jungkun (“Jang”) Centofanti	Officer and Secretary

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